United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BeiGene, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

07725L987

(CUSIP Number)

Jonathan P. Graham

Executive Vice President, General Counsel and Secretary

One Amgen Center Drive,

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07725L987	13D	Page 2 of 7 Pages

1	Names of Reporting Persons Amgen Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 206,635,013(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 206,635,013(1)
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,635,013(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.5%(2)
14	Type of Reporting Person CO

(1)	Reflects securities represented by American Depositary Shares (“ADS”), each of which represents 13 ordinary shares, par value $0.0001 per share, of the Issuer.
(2)

Based on 1,007,975,711 outstanding ordinary shares (composed of 801,340,698 ordinary shares outstanding as of December 26, 2019 according to information received from the Issuer on December 27, 2019, plus 15,895,001 ADSs representing 206,635,013 ordinary shares issued in connection with the transactions described herein).

CUSIP No. 07725L987	13D	Page 3 of 7 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of BeiGene, Ltd., an exempted Cayman Islands company (the “Issuer”), having its principal executive offices at c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108, Cayman Islands.

Item 2. Identity and Background.

(a)-(c), (f) The name of the corporation filing this Statement is Amgen Inc., a Delaware corporation (“Amgen”). The address of Amgen’s principal business is One Amgen Center Drive, Thousand Oaks, California 91320. Amgen is a global biotechnology company that discovers, develops, manufactures and delivers human therapeutics. The name, citizenship, business address and present principal occupation of each executive officer and director of Amgen is listed on Schedule A attached hereto (Amgen, together with the individuals identified on Schedule A, being referred to herein as the “Reporting Persons”).

(d)-(e) Neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the closing of the transactions contemplated by the Share Purchase Agreement, dated as of October 31, 2019, by and between the Issuer and Amgen (the “Share Purchase Agreement”), as amended by that Amendment No. 1 to Share Purchase Agreement on December 6, 2019 (the “SPA Amendment”), on January 2, 2020, the Issuer caused to be issued and sold 15,895,001 ADSs representing 206,635,013 Ordinary Shares to Amgen for approximately $2,779 million in a private placement exempt from registration under the Securities Act of 1933, as amended.

All funds for the purchase of the ADSs were obtained from the working capital of Amgen.

Item 4. Purpose of Transaction.

From time to time in the past, where circumstances warranted, Amgen has acquired equity securities of public and private companies with which Amgen has had a collaborative, licensing or other strategic relationship. Amgen purchased the ADSs described herein in connection with its previously disclosed strategic collaboration with the Issuer.

Item 3 and Item 6 describe certain provisions of the Share Purchase Agreement and are incorporated herein by reference.

Amgen acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions Amgen might undertake may be made at any time and from time to time without prior notice and will be dependent upon Amgen’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Share Purchase Agreement, Amgen may acquire additional securities of the Issuer, including to maintain its current ownership percentage, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Amgen and any Amgen designee to the board of directors of the Issuer (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including, but not limited to: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares and/or ADSs; sales or

CUSIP No. 07725L987	13D	Page 4 of 7 Pages

acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that Amgen will take any of the foregoing actions, that any proposed transaction will receive the requisite approvals from the respective governing bodies and securityholders, as applicable, or that any such transaction will be successfully implemented.

Other than as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b) Amgen may be deemed to have the following:

(i) Sole power to vote of direct the vote: 206,635,013

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition of: 206,635,013

(iv) Shared power to dispose or direct the disposition of: -0-

The Ordinary Shares reported as beneficially owned by Amgen are held in the form of ADSs. The Ordinary Shares underlying such ADSs represent 20.5% of the Issuer’s outstanding Ordinary Shares. This calculation is based on the Issuer having 1,007,975,711 outstanding Ordinary Shares (composed of 801,340,698 Ordinary Shares outstanding as of December 26, 2019 according to information received from the Issuer on December 27, 2019, plus 15,895,001 ADSs representing 206,635,013 Ordinary Shares issued in connection with the closing of the Share Purchase Agreement).

To the knowledge of Amgen, no other Reporting Person beneficially owns any Ordinary Shares or ADSs.

(c) Other than the purchase of the securities disclosed in this Schedule 13D, neither Amgen, nor, to the knowledge of Amgen, any other Reporting Person, has effected any transactions with respect to the Issuer’s Ordinary Shares or ADSs within the last 60 days.

(d) To the knowledge of Amgen, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer beneficially owned by Amgen.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 3 above summarizes certain provisions of the Share Purchase Agreement and is incorporated herein by reference.

In addition, pursuant to the Share Purchase Agreement, Amgen will have the right to designate a director to serve on the Board until the earlier of (i) the date on which Amgen beneficially owns less than 10% of the then outstanding shares of the Issuer as a result of Amgen’s sale of Ordinary Shares or ADSs or Amgen’s non-participation in future offerings and (ii) the third anniversary of the date of the expiration or termination of the Collaboration Agreement entered into on October 31, 2019. Furthermore, Amgen has agreed to vote any Ordinary Shares or ADSs that have been or may be acquired by Amgen under the Share Purchase Agreement (collectively, the “Shares”) for the election of directors and certain routine corporate matters consistent with the vote of the majority of the Board and, in any matter relating to the Collaboration Agreement, in accordance with and proportional to the votes cast by other shareholders, until the later of January 2, 2025 and the expiration of the standstill period described below, and has executed a proxy in furtherance thereof.

In connection with the entry into the Share Purchase Agreement, Amgen agreed to a standstill period during which, with limited exceptions, it will not purchase additional Ordinary Shares or ADSs. The standstill commenced

CUSIP No. 07725L987	13D	Page 5 of 7 Pages

on October 31, 2019 and will expire on the date that is the later of (a) the first anniversary of the date as of which Amgen ceases to have the right to appoint a director and (b) the date on which it holds less than 5% of the then outstanding shares of the Issuer. Amgen has also agreed to a lock-up on sales of its Shares until the earliest of (i) January 2, 2024, (ii) the expiration or termination of the Collaboration Agreement and (iii) a change in control of the Issuer. Following the later of (i) the expiration of the lock-up period and (ii) the expiration of the standstill period, Amgen has agreed not to sell Ordinary Shares or ADSs representing more than 5% of the then outstanding shares of the Issuer in any rolling 12-month period, subject to specified exceptions. After the expiration of the lock-up period, Amgen will have specified registration rights.

Amgen is entitled to acquire additional Ordinary Shares or ADSs in the market under the terms of the standstill in order to maintain its percentage interest and the Issuer has agreed that if Amgen beneficially owns no more than 20.5% of the outstanding shares of the Issuer at the time of a securities offering conducted by the Issuer, the Issuer will then use reasonable best efforts to provide Amgen with an opportunity to participate in the offering upon the same terms and conditions as other purchasers in the offering up to the amount needed to allow Amgen to hold 20.5% of the outstanding shares of the Issuer after the offering, subject to specified exceptions, applicable law and Hong Kong stock exchange rules. Furthermore, in the event that Amgen does not have a commercially reasonable opportunity to purchase additional Ordinary Shares or ADSs in order to maintain its percentage interest in the Issuer and, as a result, Amgen’s shares no longer qualify for equity method accounting, the lock-up may be suspended, subject to specified conditions, and Amgen may sell down its Shares until its percentage interest in the Issue is reduced to 10%. Amgen has the right to convert any Ordinary Shares it may hold into ADSs, with reasonable cooperation from the Issuer and its depositary agent.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

*1	Share Purchase Agreement, dated as of October 31, 2019, by and between Amgen Inc. and BeiGene, Ltd.

2	Amendment No. 1 to Share Purchase Agreement, dated as of December 6, 2019, by and between Amgen Inc. and BeiGene, Ltd.

*

Schedules have been omitted pursuant to Item 601(b)(10) of Regulation S-K. The Registrant agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2020

AMGEN INC.

/s/ Jonathan P. Graham
Name: Jonathan P. Graham
Title: Executive Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF AMGEN INC.

The name, title and present principal occupation or employment of each of the executive officers and directors of Amgen Inc. are set forth below. The business address of each director and executive officer listed below is Amgen Inc., One Amgen Center Drive, Thousand Oaks, California 91320-1799. Each of the executive officers and directors listed below is a U.S. citizen.

Executive Officers

Name	Principal Occupation
Robert A. Bradway	Chairman of the Board, Chief Executive Officer and President

Murdo Gordon	Executive Vice President, Global Commercial Operations

Jonathan P. Graham	Executive Vice President, General Counsel and Secretary

Peter H. Griffith	Executive Vice President and Chief Financial Officer

Lori Johnston	Executive Vice President, Human Resources

David A. Piacquad	Senior Vice President, Business Development

Cynthia M. Patton	Senior Vice President and Chief Compliance Officer

David M. Reese	Executive Vice President, Research and Development

Esteban Santos	Executive Vice President, Operations

Directors

Name	Principal Occupation
Wanda M. Austin	Retired President and Chief Executive Officer, The Aerospace Corporation

Brian J. Druker	Physician-Scientist and Professor of Medicine, Oregon Health & Science University

Robert A. Eckert	Chairman Emeritus, Mattel, Inc.

Greg C. Garland	Chairman and Chief Executive Officer, Phillips 66

Fred Hassan	Director, Warburg Pincus LLC

Rebecca M. Henderson	John and Natty McArthur University Professor, Harvard University

Charles M. Holley, Jr.	Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Tyler Jacks	David H. Koch Professor of Biology, Massachusetts Institute of Technology and Director of the David H. Koch Institute for Integrative Cancer Research

Ellen J. Kullman	President and Chief Executive Officer of Carbon3D Inc.

Ronald D. Sugar	Chairman Emeritus, Northrop Grumman Corporation

R. Sanders Williams	President Emeritus of Gladstone Institutes.